January 7, 2013

VIA EDGAR

Michelle Roberts

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: MFund Services LLC and Variable Insurance Trust (File No. 812-14107)

Dear Ms. Roberts:

We are writing on behalf of MFund Services LLC and Variable Insurance Trust (the "Co-Applicants") to respectfully request the withdrawal of the Co-Applicants' application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for an order exempting the Co-Applicants from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder to permit extended mixed and shared funding (the "Application").  The Application was filed with the Securities and Exchange Commission on January 3, 2013, SEC Accession No. 0001162044-13-000006.  Due to an administrative error, the Application was filed via EDGAR Type 40-APP, when it should been filed via EDGAR Type 40-OIP.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722 or the undersigned at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP